Theratechnologies Inc.

 2015 Peel Street, Suite 1100

Montréal, Québec H3A 1T8

Canada

April 17, 2024

VIA EDGAR

Ms. Vanessa Robertson

Division of Corporate Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

RE: Theratechnologies Inc. – Your File No. 001-35203

Ms. Robertson,

This letter is being issued in response to your letter dated April 8, 2024, addressed to Mr. Philippe Dubuc of Theratechnologies Inc. (the “Issuer”), providing comments on the Issuer’s Form 20-F filed on February 21, 2024, with the Securities and Exchange Commission (the “SEC”).

Per our telephone conversation of April 15, 2024, you confirmed our understanding that your comments were applicable to the next filing of our Form 20-F, if applicable, for the fiscal year ending November 30, 2024. Meanwhile, the Issuer will continue reporting on a quarterly basis with the SEC per its home jurisdiction rules since the Issuer qualifies as a foreign private issuer.

We have copied your comments below and our responses follow.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Revenue, Page 52

1.

You disclose that the increase in net sales of EGRIFTA SV® was mostly the result of a higher number of units sold compared to the previous year, as well as a higher net selling price. You also disclose various factors that affected your sales of Trogarzo. Please provide disclosures to be included in future filings that address the following:

•	Quantify the extent to which the changes were attributable to changes in prices and changes in volume.

Answer

We will comply with such request in our next Form 20-F and provide a breakdown between the changes in price and the changes in volume for the Issuer’s sales of EGRIFTA SV® and Trogarzo®.

•	Quantify the impact of other factors cited, including but not limited to rebates to government payers.

Answer

We will comply with such request in our next Form 20-F.

•	Provide a rollforward table of your adjustments to net revenues, including rebates, contractual, and other adjustments.

Answer

We respectfully submit that the provision of such rollforward table is not needed for investors to understand our revenue, especially in light of the additional information we will be providing in response to the two abovementioned comments.

Furthermore, we have reviewed the precedent you referred us to, GSK PLC (“GSK”), and GSK’s disclosure provided under the table “Critical Accounting Policies”. Given our size and given the very limited number of products we are commercializing in the United States, we believe that providing such rollforward table is not necessary for investors to understand our revenues and that it would rather provide our competitors with confidential information about our business.

As part of our review of GSK’s disclosure, we also looked at disclosure by other companies the size of which is closer to ours and we did not see any rollforward table such as the one you are asking us to include in our next Form 20-F. See, for instance, (i) the annual report of Xeris BioPharma Holdings, Inc. for the fiscal year ended December 31, 2023 filed on Form 10-K on March 6, 2024, and (ii) the annual report of Heron Therapeutics, Inc. for the fiscal year ended December 31, 2023 filed on Form 10-K on March 12, 2024.

For the reasons set forth above, we respectfully submit that the provision of a rollforward table is unnecessary given the Issuer’s size and the number of products commercialized by the Issuer in the United States.

R&D Expenses, page 53

2.

Please provide disclosures to be included in future filings to disclose the costs incurred during each period presented for each of your key research and development projects or key programs separately. If you do not track your research and development costs by project or program, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by project or program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations:

Answer

We will comply with such request in our next Form 20-F.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

26. Commitments

(b) Licence Agreement, page 80

3.

You disclose that the Company agreed to make certain milestone payments to the Massachusetts General Hospital (MGH) related to the development of tesamorelin. Please provide disclosures to be included in future filings with the aggregate amount of potential future milestone payments.

Answer

We will comply and provide disclosure in our next Form 20-F about the amount of potential future milestones payments under the licence agreement with the Massachusetts General Hospital.

We trust the whole to be to your entire satisfaction, and remain,

Yours truly,

THERATECHNOLOGIES INC.

/s/ Jocelyn Lafond
Jocelyn Lafond
General Counsel

4